SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 6, 2004

SCOTT'S LIQUID GOLD-INC.
(Exact name of Registrant as specified in its charter)

Colorado	**001-13458**	**84-0920811**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4880 Havana Street, Denver, CO 80239
(Address of principal executive offices) (Zip Code)
Registrant's telephone number: (303) 373-4860

Total pages: 6
Exhibit index at: 3

Item 7. Financial Statements and Exhibits.

(c)   Exhibits.
The following exhibit accompanies this Report:

Exhibit No.   Document
99   Press Release dated May 6, 2004 concerning
                   results of operations.

Item 12.   Results of Operations and Financial Condition.

On May 6, 2004, Scott's Liquid Gold-Inc. announced in a press release its
operating results for the first quarter of 2004. The press release is attached
as Exhibit 99.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the
registrant has duly caused this report to be signed on its behalf by the
undersigned hereunto duly authorized.

                                        SCOTT'S LIQUID GOLD-INC.
                                        (Registrant)

                                        /s/ Jeffry B. Johnson
Date: May 6, 2004   By: Jeffry B. Johnson
                                        Chief Financial Officer and Treasurer

EXHIBIT INDEX

**Exhibit
Number**   **Document**

99   Press Release dated May 6, 2004 concerning results of operations.

EXHIBIT 99

For Immediate Release

SCOTT'S LIQUID GOLD-INC.
ANNOUNCES FIRST QUARTER OPERATING RESULTS

DENVER, Colorado (May 6, 2004) -- Scott's Liquid Gold-Inc. (OTC BB: "SLGD"), which develops, manufactures and markets household and skin care products, today announced its operating results for the first quarter of 2004.

For the three months ended March 31, 2004, net sales were $5,209,000 compared with net sales of $5,735,700 in the first quarter of the previous year. The Company reported a net loss of $350,800 or ($0.03) per share, in the most recent quarter, versus a net loss of $416,300, or ($0.04) per share, in the three months ended March 31, 2003.

Mark E. Goldstein, Chairman of the Board and Chief Executive Officer of Scott's Liquid Gold-Inc., commented: "During the quarter the Company experienced a small increase in Scott's Liquid Gold for wood sales but experienced a decrease in our skin care products including the Montagne Jeunesse line of products. The loss was primarily due to slower sales of Montagne Jeunesse products in the first quarter of 2004 versus the same period in 2003."

Scott's Liquid Gold-Inc. develops, manufactures and markets high quality household and consumer products, including Scott's Liquid Gold wood cleaners/preservatives, Touch of Scent air fresheners, Alpha Hydrox skin care products, and Neoteric Diabetic Skin Care products. Scott's Liquid Gold-Inc. also distributes skin care sachets of Montagne Jeunesse. The Company is headquartered in Denver, Colorado, and its common stock trades on the OTC Bulletin Board under the symbol "SLGD".

Additional information on Scott's Liquid Gold-Inc. and its products can be accessed on the World Wide Web: www.scottsliquidgold.com, www.alphahydrox.com, www.touchofscent.com, and www.neotericdiabetic.com.

> *This press release may contain "forward-looking" statements within the meaning of U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements and the Company's performance inherently involve risks and uncertainties that could cause actual results to differ from such forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products in the marketplace; acceptance in the marketplace of the Company's new product lines; competitive factors; continuation of the Company's distributorship agreement with Montagne Jeunesse; the need for effective advertising of the Company's products; limited resources available for such advertising; new product introductions by others; technological changes; dependence upon third-party vendors and upon sales to major customers; changes in the regulation of the Company's products, including applicable*

environmental regulations; adverse developments in pending litigation; the loss of any executive officer; and other risks discussed in this release and in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

For further information, please contact:
Jeffry B. Johnson at (303) 373-4860

SCOTT'S LIQUID GOLD-INC.
& Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Quarter ended March 31,	
	2004	2003
	(Unaudited)	(Unaudited)
Net sales	$ 5,209,000	$ 5,735,700
Operating costs and expenses:		
Cost of sales	2,750,600	2,858,000
Advertising	463,700	809,000
Selling	1,323,900	1,420,400
General and administrative	986,500	1,024,000
	5,524,700	6,111,400
Loss from operations	(315,700)	(375,700)
Interest income	10,700	16,300
Interest expense	(45,800)	(56,900)
	(350,800)	(416,300)
Income tax expense (benefit)	-	-
Net loss	$ (350,800)	$ (416,300)
Loss per common share:		
Basic	$ (0.03)	$ (0.04)
Diluted	$ (0.03)	$ (0.04)
Weighted average shares outstanding:		
Basic	10,356,000	10,153,100
Diluted	10,356,000	10,153,100